JSAT

02049397

IRD-B-02-032

August 15, 2002

RECD S.E.C.

AUG 2 0 2002

1086

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed documents are as follows:

- Operating Results for the 1st Quarter Ended June 30, 2002 (dated August 7, 2002)
- Notice regarding Purchase of The Company's Own Share in The Market (dated August 7, 2002)
- Annual Report 2002

PROCESSED

AUG 3 0 2002

THOMSON FINANCIAL

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

August 7, 2002
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From July 23, 2002 to August 6, 2002
2.	Total Number of Shares Purchased:	1,000 shares
3.	Aggregate Amount of the Purchase:	¥486,679,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

• Class of Shares to Be Acquired:	JSAT's common stock
• Total Number of Shares to Be Acquired:	Up to 6,000 shares
• Aggregate Amount of Shares to Be Acquired:	Up to ¥4.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2002 to August 6, 2002

• Total Number of Shares Purchased:	1,000 shares
• Aggregate Amount of the Purchase:	¥486,679,000

August 7, 2002
JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2002

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the first quarter ended June 30, 2002. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)

(¥ Millions)

Three months ended	June 30, 2002	June 30, 2001	Change (%)	March 31, 2002
Revenues	10,647	9,758	+9.1	10,755
Operating income	2,438	3,102	-21.4	2,426
Net income	1,048	1,527	-31.4	1,163
Total assets	178,778	162,389	+10.1	163,432
Shareholders' equity	96,130	93,551	+2.8	96,907
Net operating cash flow	8,681	4,130	+110.2	5,165
EBITDA	6,563	6,958	-5.8	6,915
EBITDA margin	61.6%	71.3%	-9.7	64.3%
Net income per share	¥2,734.90	¥3,984.41	-31.4	¥3,033.90
Weighted average number of shares outstanding	383,154	383,154	-	383,154

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

2. Overview of Results

JSAT achieved solid operating results for the first quarter ended June 30, 2002, in line with its expectations. Total revenues were ¥10,647 million, an increase of ¥889 million, or 9.1%, compared to ¥9,758 million for the first quarter ended June 30, 2001. This was primarily due to the Company's consolidation of Satellite Network, Inc. ("SNET") effective from the previous third quarter, ended December 31, 2001, and the commencement of the JCSAT-110 Digital Broadcasting Service in the first quarter.

Operating expenses increased by ¥1,553 million, or 23.3%, to ¥8,209 million, compared to ¥6,656 million in the previous first quarter. The major factors were the consolidation of SNET; an increase in depreciation expenses incurred on JCSAT-2A, which commenced operations in May 2002; an additional increase in uplink costs associated with the commencement of the JCSAT-110 Digital Broadcasting Service; and an increase in in-orbit insurance costs mainly due to an add-on by JCSAT-2A and a renewal of the insurance contract for JCSAT-3 in the previous third quarter, ended December 31, 2001. As a result, operating income decreased by ¥664 million, or 21.4%, to ¥2,438 million, compared to ¥3,102 million in the previous first quarter. Interest expenses decreased as a result of repayments of long-term bank borrowings. However, due to the recognition of foreign currency transaction loss in this first quarter, net income decreased by ¥479 million, or 31.4%, to ¥1,048 million, compared to net income of ¥1,527 million for the previous first quarter.

For the first quarter, EBITDA was ¥6,563 million, or 61.6% as a percentage of total revenues. This compares with EBITDA of ¥6,958 million for the previous first quarter, or 71.3% as a percentage of total revenues.

Revenues from telecommunications business services increased by ¥509 million, or 17.3% to ¥3,457 million compared to ¥2,948 million for the previous first quarter. This increase was primarily due to the Company's consolidation of SNET; an increase in international occasional services; and steady expansion of content delivery services to information terminals at restaurant chains. While there was the reduction of transponder capacity by certain clients in the first quarter, JSAT began an innovative experiment with T-JOY Co., Ltd. and other related companies to start digital cinema distribution services via satellite.

Revenues from satellite broadcasting services increased by ¥329 million, or 7.3%, to ¥4,821

million compared to ¥4,492 million for the previous first quarter. This growth was mainly driven by newly recorded revenues from the JCSAT-110 Digital Broadcasting Service, which began in June 2002. Another contributing factor was an escalation of service fees under the four-annual-step type tariff related to JCSAT-4A, despite a slight decrease in the number of licensed broadcasters for SKY PerfecTV! in the first quarter.

Revenues from telecommunications carrier services, in which JSAT provides transponder capacity for the NTT Group, slightly decreased by ¥78 million, or 3.6%, to ¥2,106 million compared to ¥2,184 million in the same quarter of the previous fiscal year. This decrease was associated with the renewal of an existing service contract for the certain JSAT satellite other than N-STAR satellites.

Revenues from other services grew by ¥130 million, or 96.9%, to ¥264 million from ¥134 million in the previous first quarter. A joint research project to bridge the "digital divide," which started in the third quarter of the previous fiscal year, continuously contributed to the revenue increase.

Revenues for each service are as follows:

(¥ Millions)

Three months ended	June 30, 2002	June 30, 2001	Change	March 31, 2002
Telecommunications business services	3,457	2,948	+17.3	3,559
Satellite broadcasting services	4,821	4,492	+7.3	4,592
Telecommunications carrier services	2,106	2,184	-3.6	2,181
Others	264	134	+96.9	422
Total	10,647	9,758	+9.1	10,755

3. Cash Flows

Net cash provided by operating activities in the first quarter increased sharply by ¥4,551 million to ¥8,681 million, compared to ¥4,130 million in the previous first quarter. The main contributing factor was one-year advanced payments totaling ¥1,356 million received from certain licensed broadcasters using JCSAT-110.

Net cash used in investing activities was ¥19,295 million. Payments for property and equipment were ¥1,313 million, which mainly consisted of ¥695 million for a portion of the construction of the Horizons-1 satellite, scheduled for launch in the latter half of the current fiscal year. Payments for business investments were ¥61 million, including investments of

¥60 million in any-ware corporation. Other investments mainly consisted of payments for purchases of short-term investments.

Net cash provided by financing activities was ¥12,921 million, primarily due to proceeds from the issuance of the Euro-Yen Convertible Bonds due 2007 totaling ¥20,000 million, that JSAT implemented on April 3, 2002. On the other hand, the Company repaid ¥5,099 million in long-term borrowings from the Japan Bank for International Cooperation and other financial institutions, which included scheduled repayments, and paid ¥848 million in dividends.

As a result, cash and cash equivalents as of June 30, 2002, decreased by ¥1,782 million to ¥3,153 million, compared to ¥4,935 million as of the end of the previous first quarter.

The summary of the cash flow statements is as follows:

(¥ Millions)

Three months ended	June 30, 2002	June 30, 2001	March 31, 2002
Operating activities (net cash)	8,681	4,130	5,165
Net income	1,048	1,527	1,163
Depreciation and amortization	4,382	3,894	4,353
Other	3,251	(1,291)	(351)
Investing activities (net cash)	(19,295)	4,652	(446)
Property and equipment	(1,313)	(4,997)	(3,787)
Business investments	(61)	(50)	(2)
Financial investments	(17,921)	9,699	3,342
Financing activities (net cash)	12,921	(10,305)	(6,781)
Proceeds from short-term borrowings	500	-	2,500
Repayments of short-term borrowings	(1,500)	-	(1,000)
Proceeds from long-term borrowings	-	-	2,000
Repayments of long-term borrowings	(5,099)	(8,710)	(100)
Proceeds from issuance of convertible bonds	20,000	-	-
Repayments of commercial paper	-	-	(10,000)
Payments for dividends	(848)	(1,594)	(46)
Other	(132)	-	(134)
Cash and cash equivalents at beginning of the quarter	866	6,458	2,737
Cash and cash equivalents at end of the quarter	3,153	4,935	866

4. Current Topics

1) Investment in any-ware corporation

In June 2002, JSAT participated in a capital increase of ¥570 million in any-ware corporation ("any-ware"), by acquiring a portion of 3,800 shares issued for private placement. any-ware, established in March 2002 as a subsidiary of Digital Electronics, constructs distribution

systems for rich media content; develops and sells related information terminals and devices; and creates and hosts rich media content. Specifically, JSAT acquired 400 any-ware shares, equating to 7.1% ownership. This tie-up with any-ware is poised to reinforce the Company's ability to develop new content distribution applications. This is a key goal enshrined in JSAT's growth strategy of delivering total solutions, one of the pillars of the Company's Medium-Term Management Plan.

2) Commencement of the JCSAT-110 Digital Broadcasting Service

On April 26, 2002, JSAT notified the Minister of Public Management, Home Affairs, Posts and Telecommunications of terms of use and fees for JCSAT-110 Digital Broadcasting Services. JSAT provides broadcasting services for eight licensed broadcasters on the SKY PerfecTV! 2 platform, using the Company's six out of twelve transponders on the satellite. In addition to conventional fixed-type tariffs, JSAT introduced a variable-fee plan, which is linked to the total number of subscribers to the JCSAT-110 Digital Broadcasting Service. At present, licensed broadcasters have chosen the variable fee plan for programs accounting for approximately three-fourths of transponder capacity. JSAT thus anticipates fee revenues to increase in line with growth in the total number of subscribers to the JCSAT-110 Digital Broadcasting Service.

3) Acquisition of Satellite Assets from NTT East and NTT West

On July 1, 2002, JSAT acquired 10 C-Band transponders on the N-STARa and N-STARb satellites, in which NTT East Corporation and NTT West Corporation ("NTT East and NTT West") each held a 9.67% interest. Concurrently, NTT East and NTT West transferred the operation of certain intra prefectural communications channels currently offered via N-STAR satellites to JSAT. The agreement will enable NTT East and NTT West to provide even more reliable communications services to distant islands through expanded and flexible access to JSAT's fleet of satellites. JSAT will benefit through expansion of its satellite network, a key growth strategy.

NTT East and NTT West respectively acquired approximately 2,000 shares, or 0.5%, and 3,900 shares, or 1.0%, of the Company's total shares issued and outstanding. This will help JSAT strengthen its relationship with the NTT Group.

4) Start-up of a New VSAT Service "SAO"

JSAT plans to start a new VSAT[*1] service named "SAO[*2]" in the latter half of the current fiscal year. SAO will function as an emergency communications system in the event of terrestrial

disruption. This service will provide two-way satellite communications networks without using any terrestrial communications circuits, harnessing one of the key advantages of satellite communications – its disaster-readiness. SAO targets corporate demand for backup circuits. Moreover, using more reasonably priced VSAT terminals than existing products and introducing fixed fee plans linked to the number of terminals, this VSAT service will enable corporate clients to reduce capital expenditures and running costs, compared with the amount that would be needed to establish proprietary backup circuit systems. This service will be applicable to a wide range of corporate clients such as those in the financial services, energy and retail sectors. JSAT expects that the VSAT service will also promote solutions-provider services.

*1 VSAT: an acronym standing for "Very Small Aperture Terminal" representing a reception and transmission station using a ultra-compact antenna

*2 SAO : an acronym standing for "Shared but Always On"

5. Outlook for the Year Ending March 31, 2003

JSAT's outlook for the current fiscal year remains the same as previously announced. The Group expects that revenue growth will be driven by the JCSAT-110 Digital Broadcasting Service; expansion of telecommunications carrier services through the additional agreement with NTT East and NTT West effective from July 2002; and growing demands for JCSAT-2A in international services. While additional depreciation expenses related to the newly acquired portion of ownership in the two N-STAR satellites are expected to accrue from the second quarter onward, the replacement of JCSAT-2 by JCSAT-2A is expected to reduce total depreciation expenses. Accordingly, JSAT maintains its projection of stable operating income for the current fiscal year, as previously announced. Also, JSAT booked a foreign currency transaction loss in the first quarter. However, this foreign currency transaction loss is projected to have a fairly limited effect on earnings for the full fiscal year. As a result of the above, the Company's outlook for the year ending March 31, 2003, will remain as follows:

(¥ Millions)

	Year ending March 31, 2003
Revenues	43,700
Operating income	11,000
Net income	6,000
Net income per share	¥15,659.50
EBITDA	28,000
EBITDA margin	64.1%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

6. Summary of Consolidated Financial Statements (unaudited)

1) Summary of the Balance Sheets

(¥ Millions)

	As of June 30, 2002	As of June 30, 2001	As of Mar 31, 2002
Assets			
Current assets	35,501	15,639	17,408
Investments, etc.	22,010	21,834	22,082
Property and equipment	118,091	122,727	121,300
Other assets	3,177	2,189	2,642
Total assets	178,778	162,389	163,432
Liabilities and shareholders' equity			
Current liabilities	17,998	18,002	20,972
Long-term liabilities	64,064	50,836	44,979
Minority interests	585	-	574
Common stock	53,770	53,770	53,770
Additional paid-in capital	35,009	35,015	35,009
Retained earnings:			
Appropriated for legal reserve	237	237	237
Unappropriated	1,737	(1,547)	1,647
Accumulated other comprehensive income	5,379	6,077	6,245
Treasury stock	(1)	-	(1)
Total shareholders' equity	96,130	93,551	96,907
Total	178,778	162,389	163,432

2) Summary of Statements of Income (unaudited)

(¥ Millions)

Three months ended	June 30, 2002	June 30, 2001	Change (%)	Mar 31, 2002
Revenues	10,647	9,758	+9.1	10,755
Operating expenses	8,209	6,656	+23.3	8,329
Operating income	2,438	3,102	-21.4	2,426
Other income (expenses)	(494)	(410)	-	(320)
Income before income taxes and minority interests	1,944	2,692	-27.8	2,106
Income taxes	885	1,166	-24.1	929
Minority interests	11	-	-	15
Net income	1,048	1,527	-31.4	1,163

3) Summary of the Cash Flows Statements

(¥ Millions)

Three months ended	June 30, 2002	June 30, 2001	March 31, 2002
Operating activities (net cash)	8,681	4,130	5,165
Net income	1,048	1,527	1,163
Depreciation and amortization	4,382	3,894	4,353
Other	3,251	(1,291)	(351)
Investing activities (net cash)	(19,295)	4,652	(446)
Property and equipment	(1,313)	(4,997)	(3,787)
Business investments	(61)	(50)	(2)
Financial investments	(17,921)	9,699	3,342
Financing activities (net cash)	12,921	(10,305)	(6,781)
Proceeds from short-term borrowings	500	-	2,500
Repayments of short-term borrowings	(1,500)	-	(1,000)
Proceeds from long-term borrowings	-	-	2,000
Repayments of long-term borrowings	(5,099)	(8,710)	(100)
Proceeds from issuance of convertible bonds	20,000	-	-
Repayments of commercial paper	-	-	(10,000)
Payments for dividends	(848)	(1,594)	(46)
Other	(132)	-	(134)
Cash and cash equivalents at beginning of the quarter	866	6,458	2,737
Cash and cash equivalents at end of the quarter	3,153	4,935	866

7. Financial Highlights and Outlook for the Year ending March 31, 2003, under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights

(¥ Millions)

Three months ended	June 30, 2002
Revenues	10,647
Operating income	2,590
Ordinary income	1,996
Net income	1,111
Total assets	177,160
Shareholders' equity	97,062
Net operating cash flow	8,549
EBITDA	6,524

EBITDA margin	61.3%
Net income per share	¥2,901.52
Weighted average number of shares Outstanding	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

Outlook for the Year Ending March 31, 2003

JSAT projects that the Company's outlook for the year ending March 31, 2003, under Japanese GAAP, remains the same as follows:

	(¥ Millions) Year ending March 31, 2003
Revenues	43,700
Operating income	11,000
Ordinary income	10,600
Net income	6,000
Net income per share	¥15,659.50
EBITDA	27,800
EBITDA margin	63.6%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

8. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

1) Summary of the Balance Sheets

(¥ Millions)

	As of June 30, 2002	As of March 31, 2002
Assets		
Current assets	30,621	15,355
Fixed assets	146,538	146,928
Total assets	177,160	162,283
Liabilities and shareholders' equity		
Current liabilities	17,369	20,380
Long-term liabilities	62,121	43,453
Minority interests	607	599
Common stock	53,769	53,769
Additional paid-in capital	31,770	31,770
Retained earnings	7,041	6,958
Unrealized gains on securities	4,326	5,137
Foreign currency translation adjustment	154	216
Treasury stock	(0)	(0)
Total shareholders' equity	97,062	97,850
Total	177,160	162,283

2) Summary of Statements of Income

(¥ Millions)

Three months ended	June 30, 2002	March 31, 2002
Revenues	10,647	10,754
Operating expenses	8,056	8,119
Operating income	2,590	2,635
Other income (expenses)	(594)	(225)
Ordinary income	1,996	2,410
Extraordinary income (expenses)	-	(158)
Income before income taxes and minority interests	1,996	2,252
Income taxes	876	947
Minority interests	(8)	(14)
Net income	1,111	1,289

3) Revenues for Each Service

(¥ Millions)

Three months ended	June 30, 2002	March 31, 2002
Telecommunications business services	3,253	3,354
Satellite broadcasting services	4,821	4,592
Telecommunications carrier services	2,105	2,180
Others	466	627
Total	10,647	10,754

4) Consolidated Statements of Cash Flow

(¥ Millions)

Three months ended	June 30, 2002	March 31, 2002
Operating activities (net cash)	8,549	5,054
Income before income taxes	1,996	2,252
Depreciation and amortization	4,271	4,240
Payments for income taxes	(1,549)	16
Other	3,830	(1,456)
Investing activities (net cash)	(19,294)	(470)
Property and equipment	(1,312)	(3,810)
Business investments	(61)	(1)
Financial investments	(17,920)	3,342
Financing activities (net cash)	13,052	(6,646)
Proceeds from short-term borrowings	500	2,500
Repayments of short-term borrowings	(1,500)	(1,000)
Proceeds from long-term borrowings	-	2,000
Repayments of long-term borrowings	(5,098)	(100)
Proceeds from issuance of convertible bonds	20,000	-
Repayments of commercial paper	-	(10,000)
Payments for dividends	(848)	(46)
Cash and cash equivalents at beginning of the quarter	865	2,737
Cash and cash equivalents at end of the quarter	3,153	865

9. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2002. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type II telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Millions)

For three months ended	June 30, 2002
Revenues	1,071
Operating Income	48
Net Income	23

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type II telecommunications carrier providing companies with satellite intranet services.

(¥ Millions)

For three months ended	June 30, 2002
Revenues	729
Operating Income	47
Net Income	38

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 24 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Millions)

For three months ended	June 30, 2002
	¥ Million
Revenues	2,784
Operating Income	22
Net Income	23

Operating results for JSAT International Inc., which is before operation, is not described in this report.